Writer’s Direct Dial: (212) 225-2038
E-Mail: skang@cgsh.com
November 18, 2004
CONFIDENTIAL TREATMENT REQUESTED
BY HAND DELIVERY
Paul M. Dudek, Esq.
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NCL Corporation Ltd. Registration Statement on Form F-4
Dear Mr. Dudek:
     Please find enclosed on behalf of our client, NCL Corporation Ltd., a corporation organized under the laws of Bermuda (the “Company”), ten copies of the Company’s draft Registration Statement on Form F-4 (the “Registration Statement”) relating to the proposed exchange offer of the Company’s 10-5/8% senior notes due 2014 that were issued on July 15, 2004 for an equal amount of new 10-5/8% senior notes due 2014.
     We hereby request confidential treatment of the Registration Statement and any supplemental information or correspondence relating to this filing that we submit marked “Confidential Treatment Requested.” This confidential treatment request is made under the Freedom of Information Act pursuant to Section 200.83 of the Securities and Exchange Commission’s Rules of Practice. It is our understanding that, pursuant to these Rules, (i) no determination as to the merits of our request for confidential treatment will be made at this time and (ii) if the staff receives a request for any of the documents subject to this request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment.
     Any questions relating to this request for confidential treatment and all notices issued with respect thereto should be directed to me at (212) 225-2038 or Craig B. Brod at (212) 225-2650, Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006. I can also be reached by facsimile at (212) 225-3999. The Company’s auditors, PricewaterhouseCoopers LLP, have asked us to inform you that questions regarding the Company’s financial statements may also be directed to Ann L. Payne at (954) 356-5902 or Bob Guido at (973) 236-5406.
     Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,
/s/ S.K. Kang
S. K. Kang

Enclosures

cc:	Mr. Barry D. Walters (w/o encl.) (Freedom of Information Act Officer, Room 2307) Lamarr B. Cooler (Chief Financial Officer, NCL Corporation Ltd.)